
July 22, 2010

Kevin M. Finkel
President
Resource Real Estate Investors 7, L.P.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource Real Estate Investors 7, L.P.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 8, 2010**
> **File No. 000-53962**

Dear Mr. Finkel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Distribution Allocations, page 5

1.   Please revise to clarify, if true, that a limited partner's capital contribution (before adjustment) is equal to the purchase price of the units. We note disclosure on page 22 indicating that some of your limited partners paid less than $10 per share. We also note disclosure on page 20, which indicates that your General Partner purchased limited partnership units at a discount and will share in distributions on the same basis as the other limited partners.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 6

2.   Refer to the table of operating statistics on page 7. Footnote (3) describes various exclusions from your calculation of rental operating expenses. Please tell us why you believe it is appropriate to exclude these items. Alternatively, revise the table and your calculation of the ratio of operating expenses to revenues to include all expenses related to operating your properties.

Results of Operations, page 9

3.   We note your disclosure that management views the non-GAAP measure "adjusted cash flow from operations" as a supplement to cash flow from operations since distributions to limited partners are dependent upon this measure. As such, it appears that "adjusted cash flow from operations" is a liquidity measure and should therefore be reconciled to net cash provided by operating activities. In addition, please note that the three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented. Please revise to clearly define the non-GAAP measure, including disclosure of whether this measure is a performance measure or liquidity measure, and revise your related disclosures as necessary.

Recent Sales of Unregistered Securities, page 22

4.   Refer to the table showing the uses of your offering proceeds. It appears that the property acquisition fee, property financing fee, and real estate debt origination fee were all paid to the General Partner. Please revise to include a notation referring to footnote (2) for each fee paid to the General Partner.

5.   We note that in connection with your offering you paid a marketing expense fee to Chadwick Securities, Inc. We also note that your securities were offered and sold without means of general solicitation. Please provide us with a description Chadwick's marketing efforts on your behalf including the type of marketing conducted and how this allowed you to meet your claimed Rule 506 exemption.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: J. Baur Whittlesey
        Ledgewood
        Via Facsimile: (215) 735-2513